Page 1 of 12
Exhibit Index on Page 2

FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934




(Mark One)

  [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [FEE REQUIRED].
             For the fiscal year ended:  December 31, 1996

  OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
             For the transition period from       to



Commission file number     1- 3208

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        North Bros., Inc. 401(k) Retirement Plan for Non-Field Employees

  B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

        National Service Industries, Inc.
        1420 Peachtree Street, NE
        Atlanta, Georgia 30309

REQUIRED INFORMATION

The following documents are filed as a part of this report:

1.   Financial Statements


     Plan financial statements prepared in accordance with the financial reporting requirements of ERISA include the following:

     Report of Independent Public Accountants

     Statements of Net Assets Available for Benefits as of December 31, 1996 and 1995

     Statement of Changes in Net Assets Available for Benefits, with Fund Information, for the Year Ended December 31, 1996

     Notes to Financial Statements

2.   Exhibits
                                                             Sequentially
                                                               Numbered
     The following exhibit is filed with this report:            Page

     23     Consent of Arthur Andersen LLP                       12



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              North Bros., Inc. 401(k) Retirement Plan for Non-Field Employees

Date: June 18, 1997           By:   National Service Industries, Inc.
                                    Plan Administrator

                              By:    /s/ James S. Balloun
                              Name:  James S. Balloun
                              Title: Chairman and Chief Executive Officer
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                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Plan Administrator of
North Bros., Inc. 401(k) Retirement Plan for Non-Field Employees:


We have audited the accompanying statements of net assets available for benefits of NORTH BROS., INC. 401(k) RETIREMENT PLAN FOR NON-FIELD EMPLOYEES as of December 31, 1996 and 1995 and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995 and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Atlanta, Georgia
June 12, 1997


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                                NORTH BROS., INC.

                 401(k) RETIREMENT PLAN FOR NON-FIELD EMPLOYEES


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1996 AND 1995






                                                             1996         1995

INVESTMENT IN NSI DC TRUST, at fair value (Note 2):
    Balanced Fund .....................................   $  30,275    $  4,495
    Diversified Equity Fund ...........................      78,662       9,032
    Stable Value Fund .................................       6,403         471
    NSI Stock Fund ....................................      15,500       1,275
    Loan Fund .........................................       9,671           0
    International Fund ................................      17,907       2,054
              Total investment ........................     158,418      17,327

CONTRIBUTIONS RECEIVABLE--PARTICIPANT .................       5,302           0

REFUNDS PAYABLE TO PARTICIPANTS .......................     (32,486)     (2,726)
NET ASSETS AVAILABLE FOR BENEFITS .....................   $ 131,234    $ 14,601










        The accompanying notes are an integral part of these statements.

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                               NORTH BROS., INC.

                 401(k) RETIREMENT PLAN FOR NON-FIELD EMPLOYEES


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,

                             WITH FUND INFORMATION,

                      FOR THE YEAR ENDED DECEMBER 31, 1996









                                                     Diversified  Stable        NSI
                                          Balanced      Equity     Value       Stock    International   Loan
                                             Fund        Fund       Fund        Fund         Fund       Fund     Other      Total

PARTICIPANT CONTRIBUTIONS ..............   $ 30,402    $ 65,299    $ 6,336    $ 14,725    $ 16,429   $     0   $(27,184)  $ 106,007

NET GAIN FROM INVESTMENT IN NSI DC TRUST      2,761       8,677        211         843         762         0          0      13,254

BENEFITS PAID TO PARTICIPANTS ..........     (1,522)     (3,095)         0      (1,762)       (688)        0          0      (7,067)

INTRAPLAN TRANSFERS ....................     (4,792)     (4,032)      (616)        419        (650)    9,671          0           0

OTHER ..................................          0       4,438          1           0           0         0          0       4,439

NET INCREASE (DECREASE).................     26,849      71,287      5,932      14,225      15,853     9,671    (27,184)    116,633

NET ASSETS AVAILABLE FOR BENEFITS,
December 31, 1995 ......................      3,426       7,375        471       1,275       2,054         0          0      14,601
NET ASSETS AVAILABLE FOR BENEFITS,
December 31, 1996 ......................   $ 30,275    $ 78,662    $ 6,403    $ 15,500    $ 17,907    $9,671   $(27,184)  $ 131,234








         The accompanying notes are an integral part of this statement.


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                               NORTH BROS., INC.

                 401(k) RETIREMENT PLAN FOR NON-FIELD EMPLOYEES


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995



  1.  PLAN DESCRIPTION

     The following brief description of the North Bros., Inc. 401(k) Retirement Plan for Non-Field Employees (the "Plan"), formerly known as the Insulation Division 401(k) Retirement Plan for Non-Field Employees of North Bros., Inc. (the "Company"), a subsidiary of National Service Industries, Inc. ("NSI"), is provided for informational purposes only. Participants should refer to the plan agreement for more complete information.

      General

     The Plan is a defined contribution plan established October 1, 1995 under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"). The Plan covers all nonunion employees of the Company who are classified as "non-field employees" and who have attained the age of 21 and have completed 12 months of service, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

      Contributions

     Participants may elect to contribute between 1% and 15% of before-tax compensation, as defined in the Plan, subject to certain limitations under the IRC. Matching contributions are made at the Company's discretion. Additional discretionary profit-sharing amounts, as determined by the board of directors of NSI, may be contributed by the Company.

     Matching contributions, if any, are made to participants who made elective deferrals during the plan year, are actively employed on the last day of the plan year, and have completed one year of service, as defined, for the plan year. Allocations are based on each participant's deferral relative to the deferrals of qualifying participants.

     Profit-sharing contributions, if any, are allocated to participants who are actively employed on the last day of the plan year and who have completed one year of service, as defined, for the plan year. Allocations to qualifying participants are made based on each participant's compensation relative to the compensation of all qualifying participants.
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      Vesting

     Participants are always fully vested in their individual contributions. Vesting of employer contributions occurs on an increasing scale, ranging from 20% vesting after one year of service, as defined, to 100% vesting after five years of service. Nonvested employer contributions are forfeited upon a participant's withdrawal from the Plan and are used to reduce future employer contributions or to offset the operational expenses of the Plan.

      Administration

     All administrative expenses of the Plan were paid by the Company during the year ended December 31, 1996.

      Participants' Accounts

     Individual accounts are maintained for each of the Plan's participants to reflect the particular participant's contributions and related employer contributions as well as the participant's share of the Plan's income and any related administrative expenses.

     The Plan assigns units to its participants. At December 31, 1996 and 1995, 16,550 and 1,646 units, respectively, were assigned to plan participants. Unit values for each investment fund were as follows at December 31, 1996 and 1995:

                                                      1996          1995

          Balanced Fund ..................      $     26.40   $     22.95
          Diversified Equity Fund ........            12.05         10.57
          Stable Value Fund ..............            11.31         10.59
          NSI Stock Fund .................            14.52         12.39
          International Fund .............             5.01          4.59

      Investment in Master Trust

     Under a trust agreement dated September 1, 1993, as amended, Wachovia Bank of Georgia, N.A. was appointed trustee of the NSI Defined Contribution Plans Master Trust (the "NSI DC Trust").

     The Plan's assets are commingled in the NSI DC Trust together with the assets of certain defined contribution plans of other NSI divisions. The investments of the NSI DC Trust are subject to certain administrative guidelines and limitations as to type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under these general guidelines.

      Investment Options

     The separate investment options made available under the Plan may be changed, eliminated, or modified from time to time by the investment committee of the NSI DC Trust. Participants make their investment elections in 5% increments, with changes allowed on a daily basis. Participants may not direct the investment of company matching or profit-sharing contributions. These are invested in the NSI Stock Fund discussed below.

     The separate investment options offered by the Plan are as follows:

     o Diversified Equity Fund. This fund is a diversified stock fund designed to invest in a broad range of common stocks providing capital growth.

     o Stable Value Fund. This is a fixed income fund designed to provide a steady level of current income while focusing on preservation of principal.

     o Balanced Fund. This fund is invested in a changing mix of high-quality stocks and bonds. The fund is designed to provide capital growth and current income while limiting the risk of principal loss.

     o NSI Stock Fund. This fund is invested in NSI common stock, although it may hold other short-term investments from time to time. A participant may not direct more than 50% of his/her account balance to be invested in this fund.

     o International Fund. This fund is invested in the stock of non-U.S. companies and is designed to provide long-term growth.

      Loans to Participants

     The Plan permits loans to participants up to the lesser of 50% of the participant's vested account balance or $50,000. A participant has up to five years to repay the principal and interest, unless the loan is for the purchase of a primary residence, in which case the repayment period will be established at the time the loan is approved. Loan processing fees are charged directly to the participant's account. Interest rates on loans to participants are based on market rates, as determined by the plan administrator.

      Benefits

     A participant is entitled to receive the distribution of his/her vested account balance upon death, disability, or retirement (age 65). These benefits are payable in a lump-sum amount or can be paid in installments at the participant's election if his/her vested balance is greater than $3,500 and he/she is age 55 or older. A participant who terminated employment with the Company for reasons other than these is entitled to receive his/her contributions in a lump sum as soon as administratively feasible.

     Benefits are payable in cash, except that any portion of a participant's account balance which is invested in the NSI Stock Fund is distributed in the form of shares of NSI common stock, with fractional shares paid in cash. If the equivalent number of shares to be distributed to a participant is less than 100, then the participant may elect to receive cash instead of shares as his/her distribution.

     Hardship withdrawals may be made upon proven financial hardship of a participant, as defined in the plan agreement and as approved by the Plan's retirement committee.

      Plan Termination

      The Plan provides that the Company has the right to discontinue contributions or to terminate the Plan at any time. In the event of plan termination, each participant shall be vested in the balance of his/her account and his/her proportionate share of any future adjustments.


  2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting

      The accounts of the Plan are maintained by the trustee on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting by application of memorandum entries. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

      Investment Valuation

      Investments of the NSI DC Trust, except for the guaranteed investment contracts ("GICs"), are stated at fair value as determined by the trustee from quoted market prices. Securities traded on a national exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price.

      GICs included in the NSI DC Trust are fully benefit-responsive and are therefore carried at contract value (cost plus accrued interest) in the accompanying financial statements in accordance with Statement of Position 94-4. At December 31, 1996 and 1995, contract value approximates fair value. At December 31, 1996, the weighted average crediting interest rate was 6.74%. For the year ended December 31, 1996, the annual yield on the GICs held by the NSI DC Trust was 6.9%. For certain of the GICs held by the NSI DC Trust, crediting interest rates may be changed if certain events occur, such as early retirements, plant closings, etc., but in no case are adjusted to a rate less than 0%. GICs are subject to credit risk based on the ability of the insurance company to meet interest or principal payments, or both, as they become due.
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  3.  NSI DC TRUST

      Investment Income

     Investment income of the NSI DC Trust for the year ended December 31, 1996 is summarized as follows:

          Dividends on common stock ....................   $   360,166
          Interest income ..............................     4,320,463
          Net appreciation in fair value of common stock     1,031,354
          Net income from mutual fund ..................    10,129,284
          Net income from common/collective trust ......     7,315,993
          Net income from pooled separate account ......       160,826
                        Total investment income ........   $23,318,086

     The investment income of the NSI DC Trust for the year ended December 31, 1996 is allocated among participating plans as follows:

          North Bros., Inc. 401(k) Retirement
          Plan for Non-Field Employees ...............     $    13,254
          All other NSI plans ........................      23,304,832
             Total ...................................     $23,318,086

      Net Assets

     The net assets of the NSI DC Trust are as follows at December 31, 1996 and 1995:

                                                     1996               1995

 Mutual fund ................................   $  63,411,122    $  47,636,487
 Common/collective trust ....................      57,558,795       48,146,903
 Guaranteed investment contracts ............      55,187,898       55,129,605
 Loans receivable from participants .........       6,828,607        6,104,302
 NSI common stock ...........................      11,279,289        7,637,554
 Money market fund ..........................       3,704,985        1,377,443
 Pooled separate account ....................       2,723,094          871,467
                                                  200,693,790      166,903,761
 Cash .......................................          13,342          127,031
                                                  200,707,132      167,030,792
 Accrued investment income ..................         100,534           76,779
 Adjustments for pending trades .............        (223,542)        (211,964)
 Other ......................................         (54,239)          49,961
     Net assets .............................   $ 200,529,885    $ 166,945,568

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     The allocation of the net assets of the NSI DC Trust to participating plans is based on participant units and is as follows as of December 31, 1996 and 1995:

                                              1996                   1995
                                        Amount    Percent      Amount    Percent
North Bros., Inc. 401(k) Retirement
    Plan for Non-Field Employees ..  $    158,418     0.1%  $     17,327   0.01%
All other plans ...................   200,371,467    99.9    166,928,241  99.99
              Total ...............  $200,529,885   100.0%  $166,945,568 100.00%


      Investment in NSI Common Stock

     As  of  December   31,  1996  and  1995,   approximately   5.6%  and  4.6%,
     respectively, of the NSI DC Trust's net assets were invested in the common stock of NSI, a party in interest to the Plan.


  4.  TAX STATUS

     The Plan has not received a determination letter from the Internal Revenue Service. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and that the related trust was tax-exempt as of December 31, 1996 and 1995.


  5.  SUBSEQUENT EVENT

     The Plan was amended, effective February 21, 1997, to suspend all contributions to the Plan and to terminate the Plan. All participants became fully vested. In addition, North Bros., Inc. was sold by NSI to Performance Contracting Group, Inc., and all employees of the Company became employees of Performance Contracting Group, Inc.